Exhibit 12.1
ARIAD Pharmaceuticals, Inc.
Computation of Deficiency of Earnings to Fixed Charges
($ in thousands)

						Nine Months
						Ended
	Year Ended December 31,					September 30,
	2001	2002	2003	2004	2005	2006
Earnings (loss):
Pretax income from continuing operations	$(19,759)	$(27,843)	$(19,726)	$(35,573)	$(55,482)	$(47,574)
Fixed charges (from below)	395	438	426	395	587	461
Amortization of capitalized interest	0	0	0	0	14	13
Interest capitalized	0	0	0	0	(42)	0

Total earnings (loss)	$(19,364)	$(27,405)	$(19,300)	$(35,178)	$(54,923)	$(47,100)

Fixed charges:
Interest expensed	$285	$323	$303	$272	$422	$369
Interest capitalized	0	0	0	0	42	0
Estimated interest portion of rent expenses	110	115	123	123	123	92

	$395	$438	$426	$395	$587	$461

Coverage deficiency	$19,759	$27,843	$19,726	$35,573	$55,510	$47,561